
Swipe, tap, or insert card
Verifone

PARVENU

2019 Report

Dear investors,

We're thrilled that you are on board with us! Patrick has devised a new source of revenue generation that involves partnering with charities on big data initiatives. We anticipate that this will bring our company to an operating breakeven pace in 2020. This would not have been possible without the upfront investment that we raised. Once we reach this breakeven point, our next target is to become profitable!

We need your help!

We would love to have our investors further involved with our business. In the past year, we have been signing on initial partners interested in our platform, including a major retail client in the lingerie space. The primary setback we have experienced is the long process between initial sale and revenue generation. In the meantime, investors can best help us by introducing us to charities and retailers that you have existing relationships with!

Sincerely,

Patrick Hoban
Co-founder & CEO

Johnny Li
Co-founder & COO

Our Mission

Our vision is to become an essential component of retail loyalty programs, as our platform engages shoppers in the store, on their mobile devices, and online. By transforming traditional charity donations into crowdfunding at checkout, we can create a culture of giving that transforms routine shopping into a meaningful experience. If successful, this will make us a huge player in a donation crowdfunding market expected to explode to $300 billion by 2025.

See our full profile

How did we do this year?

Report Card

A-

The Good

We learned a lot of lessons on how to keep costs down, internalizing much of the work that we initially outsourced!

We landed a partnership with a major lingerie brand!

We have near-full time development support on our team!

The Bad

While we do have some strong partners that will be bringing in revenue for us, it has taken much longer to reach this point.

Technical issues, such as creating a product in the retailer's store as a donation causing reporting problems for retailers.

COVID-19 has slowed down our progression toward steady revenue as many retailers have temporarily closed.

2019 At a Glance

January 1 to December 31

$0
Revenue

-$1,010
Net Loss

$0
Short Term Debt

$135,239
Raised in 2017

$1,500
Cash on Hand
As of 05/24/20

We ❤ Our 215 Investors

Thank You For Believing In Us

Ellen Yeung
Stephen Dabreo
Victoria Augspurger
Boleslaw Rawicz
Kevin Hartford
Tyler Tabman
David Komperda
Frazier Smith
Jayson Albano Galutira
Josiah Miller
Wei Chen
James Frazier
Rosty Elkun
Adam Corn
Alyssa Luong
Kawai Chan
Steven Blumenfeld
Stanislav Rozenblat
Emi Ito
Jonah Matteo Nagelberg
Darrell Jones
Kevin Hall
David Truong
Jim McMahan
Colin Boyd
Fili Luna
Garon Williams
Evan Andrews
Michael Hutson
Phong Lam
Daniel Ross
Zhao Kong
Sundeep Kutumbaka
Jason Cheng
Doug Price
Joseph Porcelli
Diana Hong
Marc Meltzer
Yaowei Zhang
Daniel Lin
Michael Martinez
Charles Truong
Michael Ward
Shubha Soman
Jon Lowery
Natany Caxeta
Gabe Marini
Chris O'Neil
Garrison Adomian
Henry Jin Shi
Jordan Winters
Keller Lampert
Helen Li
Stanley J. Topa Jr
Henry Sun
Zachary Elliott
Tyler Jedlicka
Jonathon Nagel
Earnest Shinault
Eleonore Dailly
Vandana Jain
Adam Reed
Erik Christensen
Justin Reap
Alfonso Aduna
Clifford Abraham
Russell Murphy
Kristopher Perovic
Charlie Kip
Matthew Arthur Lunn
Joojo Ocran
Georgios Kokovidis
Steven Gregory
Bonan Wang Link
William Serrano-Colon
Steven Cheng
Julie Yu
Souvick Kar
Collin Dewberry
Cody Heisinger
Aaron McInnes
Rhonna Wu
James Sooklaris
Jake Paul Quinsee
Lyman Baker
Sean Coovert
Hannah Fisher-Forman
Laura Gosnell
Sam Katz
Lakshminarayana Nindra...
Cynthia Lewis
Myron Andrew White Sr
Taylor Tonguis
John Knox
James Chua
Meghan McClelland
William H McGuire
Alfred Chang
Deuce Myatt
David Wang
Phap Lam
Alicia ShuShu
Philip WILSON
Joseph CHRISTY
Rachel Lew
Josh Bovarnick
Giorgio Luigi Maria Band...
Stephen Messenger
Avery Foster
David Flores
Maxwell Schrack
Junior Dorcin
Georgia Caroline Edwards
Aayush Upadhyay
Fardad Deihim
Erik Christian Wiest
Jeremy Gosnell
Preston Chan
Tej Trivedi
Alexander Harb
Songyu Wang
Alyssa Ely
Yahir Edward Amat
Wing Kei Yu
Dominique Roberts
Yana Loginova
Charles Johnson
Gregory Bell
Oliver Gehrmann
Daniel Bailey
Russ Hunter
Nick Gil
Collin Dewberry
David Acomb
Danny Bassous
Aaron Levy
Brandon Wigley
Alex Gravely
Tommy Shellberg
Doug Elliott
Daniel Bailey
Abe Thalos
Alex Mitchell
Robert CHAN
Sean Pink
Danielle Miller
Isaiah Tsau
Byung Lee
Naomi Wills
Clifton Jamerson
Jacob Caplan
Jamison Medrek
Sean Jones
Lindsay Bhandari
Jonny Price
Mitch Zaiman
Brian Belley
Pranee Young
Jeff Schulman
Dillon Paul Eng
Alexander Liddington
Ethan Solms
David Flores
Paul Kovar
Juan Herrera
Henry Ferchau
Fred Sutton
Joshua Indech
Cj Finnegan
Melvin Huang
Daniel Berniz
Jon Lowery
Demetrius Bellido
Granton Jindal
Christopher Stenstrup
Simon Skowronski
Jordan Jimenez
Minh Le
Scott Farrant
Sean Den
Richard Pachucki
Joshua Yip
Scott Gall
Manuel Guandique Garcia
Chidera Lucky-alozie
Ian Tezer
Michael Arena
Craig Vom Lehn
Lyle Notice
Ed Sack Acepcion
Brett Howell
Jason Woodworth
Ankit Lxrd Shah
Baron Huntington
Julian Alexander Murillo
Nizar Sarhan
Brad Olmstead
Owsley Tanner
Howard Stark
Kalen Joshua Nelson
Nappa Raymond Hughes
Robert Cunningham
Josh Cohen
Wing Kei Yu
Stan Topa
Julian Villalobos
Sherry Ledet
David Lax
Phillip Mai
Charles Willis
Janice Lu
Austin Crews
Bala Giridhar Gatla
Vid Micevic
Lekrisha Lee

Thank You!

From the Parvenu Team



Patrick Hoban
Co-founder & CEO



Johnny Li
Co-founder & COO



Krista Conley
Business Development

Serial entrepreneur with 2 successful acquisitions. Angel investor for 5 years. Part time.



Chad Kong
Technology Development

Lead engineer in multi-million dollar projects in oil and gas, including work in machine learning.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Patrick Hoban	Co-founder @ Parvenu	2017
Johnny Li	Co-founder @ Parvenu	2017

Officers

OFFICER	TITLE	JOINED
Patrick Hoban	Co-founder & CEO	2017
Johnny Li	COO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Johnny Li	3,600 Common Stock	47.5%
Patrick Hoban	3,600 Common Stock	47.5%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Patrick Hoban and Johnny Li	12/22/2017	$15,000	$15,000	0.0%		Yes

Related Party Transactions

Name	Johnny Li and Patrick Hoban
Amount Invested	$15,000
Transaction type	Loan
Issued	12/22/2017
Outstanding principal plus interest	$15,000 as of 06/2018
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founders of company

This is a related party loan from members of the LLC to the company. Although there is expectation of repayment in the future as the company generates revenue, but there are no formal terms.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000	7,579	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

While we have run pilots with retailers before, this does not guarantee we will be able to expand our business far enough to generate meaningful revenue.

Parvenu is an early stage company incorporated on December 22, 2017. Accordingly, our operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses and also no generated revenue to date.

The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. Krista Conley, Business Development Manager, is also part-time officer which may inhibit the company's growth compared to if she was a full-time worker.

Retailers may not want to raise money for new causes and dilute the causes they already care about.

Rules and regulations vary by state and may change. While we will rely on our legal counsel and on members of our advisory board to provide industry insights into regulation changes, this still poses a risk to the company.

Shoppers may not like the pre-checked donation box, which poses a risk to the model. Having tested pre-check across 5 stores, we got a 25% success rate with 0 customer complaints, compared to the 8% success rate of campaigns that ask yes or no questions. If we receive pushback in the future, we can allow retailers to disable the pre-check feature.

Amazon Go may become commercialized and sold to retailers, making checkout counters less relevant.

Handling financial data is heavily regulated by PCI compliance. Security threats and cyberattacks are a risk. We mitigate this risk by using third party payment players to tokenize sensitive data and reduce risk and lower the burden of PCI compliance, but still consider this a risk as technology is rapidly evolving.

As first to market in the US for personalized giving at POS, we can expect future competitors to emerge. Our intellectual property may serve as a barrier to entry for competitors if our patent application results in an issued patent, but this may not occur.

The company relies on third parties for many aspects of operations. Any interruption in availability of these services could negatively impact our own services.

An investment in the securities offered hereby is highly speculative and involves a high degree of risk. You are urged to carefully consider the risk factors described below and to retain your own professional advisors to review and evaluate the economic, tax and other consequences of an investment in these securities, and you are not to construe the contents of this Memorandum, or any other information Parvenu furnishes, as legal, financial or tax advice. These risk factors are not intended to represent a complete list of the general or specific risks that may affect Parvenu and its business. There may be other significant risks, now or in the future that are not described herein, and the risks listed below may affect Parvenu to a greater extent than indicated. Additional risks, including those that are currently deemed immaterial, may also have a materially adverse effect upon Parvenu, its operations or financial condition and/or an investment in our securities. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. You should be able to bear a complete loss of your investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which may dilute the percentage interest of the Investor in the Company upon conversion of the SAFEs or thereafter. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's ultimate interest in the Company upon conversion of the SAFE or thereafter.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. If the SAFEs convert, the Investor is likely to be a minority owner of the Company. As a holder of a SAFE or as a minority owner of the Company upon conversion of the SAFEs, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for investors. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

Upon conversion of the SAFE, an Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities may decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the product of a) the price of the Preferred Stock being issued to new Investors and b) the applicable discount rate, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors may receive upon conversion of the SAFE, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Parvenu Fundraising, Inc

- Virginia Corporation
- Organized December 2017
- 1 employees

2221 S. Clark St.
Arlington VA 22202

http://www.parvenunext.com

Business Description

Refer to the Parvenu profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Parvenu has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/parvenu/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*